EXHIBIT 107
Calculation of Filing Fee Table
424(b)(2)
(Form Type)
CITIZENS FINANCIAL GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)
Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	5.253% Fixed/Floating Rate Senior Notes due 2031	457(r)	$750,000,000	100.000%	$750,000,000	0.00015310	$114,825.00

	Total Offering Amounts					$750,000,000		$114,825.00

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fe e Due							$114,825.00

(1)	The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $750,000,000.